Broadmark Realty Capital Inc.

December 16, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Broadmark Realty Capital Inc.
Registration Statement on S-11
Filed December 6, 2019
File No. 333-235402

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Broadmark Realty Capital Inc. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Eastern Time on December 17, 2019, or as soon thereafter as practicable.

Please contact Eliot Robinson of Bryan Cave Leighton Paisner LLP, special counsel to the Company, at (404) 572-6785 as soon as the registration statement has been declared effective or if you have any other questions or concerns regarding this matter.

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Sincerely,

BROADMARK REALTY CAPITAL INC.

By:	/s/ David Schneider
Name:	David Schneider
Title:	Chief Financial Officer

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